UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File No. 0001-34184

SILVERCORP METALS INC.
(Translation of registrant’s name into English)

Suite 1750 - 1066 West Hastings Street
Vancouver, BC Canada V6E 3X1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ] Form 40-F [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2025	SILVERCORP METALS INC.
/s/ Jonathan Hoyles
Jonathan Hoyles
General Counsel and Corporate Secretary

SUBMITTED HEREWITH

EXHIBITS 99.1, 99.2, AND 99.5 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTATION STATEMENT ON FORM F-10 (FILE NO. 333-290050), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBIT	DESCRIPTION OF EXHIBIT

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Silvercorp Metals Inc. Financial Statements for the six months ended September 30, 2025
99.2	Silvercorp Metals Inc. MD&A for the six months ended September 30, 2025
99.3	Form 52-109F2 Certificate of Interim Filings – full certificate – CEO
99.4	Form 52-109F2 Certificate of Interim Filings – full certificate – CFO
99.5	Consent of Guoliang Ma
99.6	Silvercorp Metals Inc. News release dated November 6, 2025